Mail Stop 3010

May 27, 2010

<u>VIA U.S. MAIL and FAX (212) 793-1986</u>

Jerry Pascucci
President & Director
Fairfield Futures Fund L.P. II (f/k/a Citigroup Fairfield Futures Fund L.P. II)
c/o Citigroup Managed Futures LLC
55 East 59th Street – 10th Floor
New York, New York 10022

> **Re:** **Fairfield Futures Fund L.P. II (f/k/a Citigroup Fairfield Futures Fund L.P. II)**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-51282**

Dear Mr. Pacucci:

      We have reviewed your response letter dated April 5, 2010 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Results of Operations, page 22

1.   We note your response to comment 10 in our letter dated September 17, 2009. You indicated in your response that in future filings, you would include disclosure about the fees accrued and paid during the disclosed periods, including professional fees and other expenses, among others. We are unable to locate your disclosure regarding professional fees and other expenses in your Form 10-K for the fiscal year ended December 31, 2009. Please advise.

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Please respond to our comment within 10 business days or tell us when you will provide us with a response. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

Kevin Woody
Branch Chief